RULE 14F-1
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934

SUNBURST ACQUISITIONS VII, INC.
4807 South Zang Way
Morrison, CO 80465

This report is furnished by the Board of Directors of Sunburst Acquisitions VII, Inc., a Colorado corporation (“Sunburst”), to the holders of its common stock, no par value. Information in this report regarding Zhang Jun Chuan has been provided to Sunburst by Mr. Zhang.

On August 10, 2006 five shareholders of Sunburst, who collectively own 3,299,000 shares of Sunburst’s common stock (representing 87% of the outstanding shares) entered into a Stock Purchase Agreement with Zhang Jun Chuan. The five selling shareholders are Jay Lutsky, who is the sole officer and sole director of Sunburst, Michael R. Quinn, Haining Zhang, Mark Schindler and Frank J. Haritan, who is the general counsel to Sunburst. The Agreement provides that at the Closing of the transaction, Mr. Zhang will purchase at least 3,200,000 shares from the Selling Shareholders. In addition, effective as of the Closing, Mr. Lutsky, the present director of Sunburst, will elect Mr. Zhang to the Sunburst Board of Directors and will submit his own resignation from the Board and from his position as Sunburst’s Chief Executive Officer. The Closing will occur ten days after Sunburst mails this information statement to its record shareholders or promptly after Sunburst files its Annual Report on Form 10-KSB for the year ended June 30, 2006, if later. After that change of control, the new Board of Directors - i.e. Mr. Zhang - will bear responsibility for carrying out Sunburst’s business plan - i.e negotiating the acquisition by Sunburst of an operating company.

This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of Sunburst on or about August 16, 2006.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

There are at present 3,785,000 shares of Sunburst common stock issued, outstanding and entitled to vote. The following table sets forth the number of Sunburst shares owned by each person who, as of August 15, 2006, owns of record, or is known by Sunburst to own beneficially, more than 5% of the Sunburst common stock, as well as the ownership of such shares by the directors and executive officers of Sunburst and the shares beneficially owned by all officers and directors as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Jay Lutsky	826,000	21.8%
4807 S. Zang Way
Morrison, CO 80465

Executive Officers and
Directors as a Group (1 person)	826,000	21.8%

Michael R. Quinn	821,000	21.7%
2082 Cherry Street
Denver, CO 80207

Mark Shindler	505,000	13.3%
300 E. 75th St., Apt. 19A
New York, NY 10021

Hainang Zhang	750,000	19.8%
RR 3, Box 3087
East Stroudsburg, PA 18301
___________________________________
(1)	All shares are owned of record.

Upon the Closing of the Share Purchase Agreement, there will still be 3,785,000 shares of Sunburst common stock issued and outstanding. The following table sets forth the number of Sunburst shares beneficially owned by each person who, as of the Closing, will own beneficially more than 5% of Sunburst’s common stock, as well as the ownership of such shares by the individuals who will be the executive officers and directors of Sunburst after the closing.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Zhang Jun Chuan	3,299,000	87.2%
PingAn Building Room 302
TiYuDong Road No. 160
Guangzhou City, Guangdong Province
P.R. China

Executive Officers and
Directors as a Group (1 person)	3,299,000	87.2%

NEW BOARD OF DIRECTORS

Ten days after this Report is mailed to the Sunburst shareholders of record, the resignation of the sole current member of Sunburst’s Board will become effective. On the same date, the election to the Board of Zhang Jun Chuan will also become effective. Mr. Zhang will then be the sole member of Sunburst’s Board of Directors. Information regarding Mr. Zhang follows:

Zhang Jun Chuan. Mr. Zhang is currently employed as Chairman of the Board of Guangzhou Junlian Correspondence Technology Co., Ltd., a company that he and others founded in 2003. Guangzhou Junlian Correposndence Technology Co. is engaged in the business of developing and installing wireless digital communications and surveillance systems in the People’s Republic of China. During the four years prior to organizing Guangzhou Junlian Correspondence Technology Co., Mr. Zhang was employed as Director and General Manager of Guangzhou Peixing Trading Ltd., a trading company. From 1997 to 1999 Mr. Zhang was the Sales Manager for Shanghai Jinlitai Chemical Paint Co., Ltd. Mr. Zhang holds a B.A. degree from Shanghai Huadong Chemical Engineering College, with a concentration in chemical engineering. He also earned an EMBA from the South China University of Technology. Mr. Zhang is 32 years old.

Nominating and Audit Committee

The Board of Directors will not have an audit committee or a nominating committee immediately after the closing of the merger, due to the small size of the Board. The Board will also not have an “audit committee financial expert.”

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

RETIRING BOARD OF DIRECTORS

The following table lists certain information regarding the individual who is currently the sole officer and director of the Company:

Name	Age	Position

Jay Lutsky	62	Chief Executive Officer, Chief Financial Officer, Director

Background of Directors and Executive Officers:

Jay Lutsky has served as President, and as a Director of the Company since its inception. From 1968 to 1974, Mr. Lutsky was employed at United Bank of Denver in various management positions, including Guaranteed Check Manager, Corporate Programs Manager and Executive Lending Officer. From April 1974 through April 1980, Mr. Lutsky was involved in the publishing and ski promotions business, serving as President of Mountain States Ski Association, a company he helped to start. From August 1983 through September 1985, Mr. Lutsky worked in the positions of General Manager of the SumFun Program, Regional Marketing Manager, and Investor Relations Manager for Gold C Enterprises, Inc., a publicly-traded Colorado corporation that published discount coupon books. Since May of 1980, Mr. Lutsky has done business as Dolphin & Associates, a private consulting firm and he has managed his personal investment portfolio.

Mr. Lutsky has served on the board and been president of several public companies. From December 1986 through May, 1990, Mr. Lutsky served as president of Eagle Venture Acquisitions, Inc. ("Eagle"). Eagle merged with Network Financial Services, Inc. ("Network") in May 1990. Mr. Lutsky continued on the board of Network which traded on the NASDAQ system until December, 1993. Mr. Lutsky was a vice-president and served on the board of Starlight Acquisitions, Inc. ("Starlight"), a blank check offering. Starlight merged with Toucan Gold Corporation ("Toucan") on May 10, 1996. Mr. Lutsky now serves as an advisor to the current board of directors of Toucan. Until November, 1997, Mr. Lutsky was an officer and served on the board of directors of Gatwick, Ltd., a Regulation A public company. In November, 1997, Gatwick, Ltd., changed its name to AIM Smart Corporation and completed a share acquisition transaction with Smart AIM Corporation, a Michigan corporation. Mr. Lutsky also currently serves on the board of directors of Sunburst Acquisitions III, Inc., which is a blank check company. Mr. Lutsky earned a Bachelor of Science degree from Kent State University in 1967.

Nominating and Audit Committee

The Board of Directors does not have an audit committee or a nominating committee, due to the small size of the Board. The Board also does not have an “audit committee financial expert.”

Compliance with Section 16(a) of the Exchange Act

None of the directors, officers, or beneficial owners of more than 10% of Sunburst’s common stock failed to file on a timely basis reports required during 2005 by Section 16(a) of the Exchange Act.

Executive Compensation

Mr. Lutsky has not received any compensation from Sunburst for services as a director or officer during the past three fiscal years.

Stock Option Awards

Sunburst does not have any option plans, and there are no outstanding options for Sunburst’s equity securities.

August 16, 2006	By Order of the Board of Directors:

Jay Lutsky, Chairman